

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-Mail
Christopher Wright, Esq.
Vice President and General Counsel
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

> **Re: Pacific Ethanol, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 2, 2015**
> **File No. 333-201879**

Dear Mr. Wright:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2015 letter.

Cover page

1.   We note that you checked both the accelerated filer and smaller reporting company boxes on the cover page. Please clarify your status in your next amendment.

Prospectus Outside Cover Page

2.   We note your response to comment three of our letter dated March 3, 2015 and we re-issue our comment in part. Please state simply that Pacific Ethanol with acquire Aventine through a merger.

Aventine Forward-Looking Financial Information, page 26

3.   We note your response to comment 13 of our letter dated March 3, 2015 and we re-issue our comment. Please disclose why Aventine did not provide projections for the combined company and how, if at all, the lack of such combined projections influenced its conclusions.

Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes, page 48

4.   We note your disclosure that Aventine does not have any recent experience with work stoppages by its employees. Please tell us when Aventine last had experience with work stoppage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

5.   Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented not merely a recitation of changes evident from the financial statements. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example we note that for the period ended December 31, 2014 accounts receivable increased significantly when compared to the percentage increase in net sales for Aventine with no discussion as to the reasons. Similarly changes in accounts payable and inventory had a significant impact on working capital with a lack of discussion. Refer to Item 303(a) of Regulation S-K.

Recommendation of the Pacific Ethanol Board and its Reasons for the Merger, page 177

6.   We note your expanded disclosure in response to comment 26 of our letter dated March 3, 2015. We re-issue our comment in part with respect to the disclosure regarding the negative factors considered by the Pacific Ethanol Board. Please revise your disclosure regarding the negative factors considered to clearly provide a detailed discussion that elaborates on the conclusions drawn by the Board as to the detriments of each.

7.   We note your response to comment 30 of our letter dated March 3, 2015. Please elaborate on the qualitative factors considered and explain how production capacity is qualitative rather than a quantitative projection.

Opinion of Craig-Hallum Capital Group LLC, page 179

8.   We note your response to comment 31 of our letter dated March 3, 2015. Please disclose
        that no companies or transactions meeting the criteria were excluded.

Risks and Potential Negative Factors, page 190

9.   We note your discussion in the last bullet regarding the floor for the Pacific Ethanol share
        price. Please revise this bullet to provide a more detailed discussion regarding a floor
        price for the shares of Pacific Ethanol that clearly elaborates on the conclusions drawn by
        the Aventine board as to the benefit and detriment to not including of a floor price for the
        shares of Pacific Ethanol in the merger agreement, as amended. Please also revise to
        clarify the floor price discussion in the bullet under the Strategic Rationale section.
        Specifically, it is unclear how the floor price was positively considered when they
        subsequently concluded it was a dispensable condition.

Opinion of Financial Advisor to the Aventine Board, page 191

10.   We note the disclosure that use of Duff & Phelps' opinion was restricted solely to the
        Aventine Board. Please revise to disclose that shareholders are permitted to rely upon the
        opinion and the disclosure in this registration statement regarding the opinion.

Additional Interests of Certain of Aventine's Directors and Executive Officers in the Merger,
page 205

Golden Parachute Compensation, page 206

11.   Please revise your disclosure to estimate the amounts as of the latest practicable date.
        See Instruction 1 to Item 402(t)(2) of Regulation S-K.

Preliminary Estimated Purchase Price Consideration, page 234

12.   We note your response to comment 37 in our letter dated March 3, 2015 that you
        preliminarily have determined that there are no material identifiable intangible customer
        relationship assets that should be separately recognized. Your response indicates that in
        your assessment, the nature of the commodity business and the fact that a market
        seemingly exists for all customers at the then prevailing commodity prices was a
        determinative factor in concluding that no material customer relationship intangible
        exists. That said, we note that Aventine generally sells ethanol through short-term
        contracts based on indexed or fixed prices as disclosed on page 58. In light of the fact
        that commodity prices can be fairly volatile, please tell us your consideration for the need
        to recognize any off market contracts in your preliminary purchase price allocation as an
        acquired customer contract asset or liability.

13.	Given that the purchase price allocation is considered preliminary, please provide summarized disclosures that discuss the potential impact of any changes that may still be expected in the preliminary purchase price allocation. In doing so, please disclose the assets and liabilities or other items of consideration for which the initial accounting is not complete. Such information would assist investors in understanding any outstanding items along with the potential impacts they may have on the final accounting for the business combination. Please refer to ASC 805-10-50-6 for guidance.

Aventine Renewable Energy Holdings Inc. Notes to the Condensed Consolidated Financial Statements

Discontinued Operations, page F-13

14.	We note the disclosure that as part of a strategic repositioning and refocusing of Aventine, a decision was made to sell its Mount Vernon and Canton facilities in 2013. In light of the fact that the Canton facilities have not been sold as of December 31, 2014 and you expect a final determination for the Canton facilities to occur in 2015, whereby Aventine is currently weighing all of its disposal options, please tell us why Aventine continues to believe that the fixed assets are appropriately classified as held for sale and the results of operations classified in discontinued operations as of December 31, 2014. Please tell us the specific considerations given to ASC 360-10-45-9 through ASC 360-10-45-11 in concluding that the assets continue to meet the held for sale criteria as of December 31, 2014.

Commitments and Contingencies, page F-24

15.	We note your response to comment 40 in our letter dated March 3, 2015 that a reasonable estimate of a range cannot be made for the Aurora Coop disputes. Consistent with ASC 450-20-50-4(b), please expand your disclosures to state that such an estimate cannot be made. Additionally please expand your disclosure to discuss the factors currently inhibiting Aventine's ability to reasonably estimate the loss.

       You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via Email
        Larry A. Cerutti, Esq.
        Troutman Sanders LLP
        5 Park Plaza, Suite 1400
        Irvine, CA 92614-2545